# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dole plc, CIK 0001857475
CUSIP: G27907107
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: 29 North Anne Street, Dublin 7, Ireland (L2), D07 PH36
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001877505
Persons authorized to receive notices and communications: FAO: Catherine Ghose, Charles McCann Investments Limited, 29 North Anne Street, Dublin 7, Ireland (L2), D07 PH36, 0035318872703

## Reporting persons
- Balkan Investment Unlimited Company (CIK 0001877505): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 7,299,375; shared voting power 0; sole dispositive power 7,299,375; shared dispositive power 0; aggregate amount beneficially owned 7,299,375 (7.67% of the class)
  Comment: 1 Balkan Investment Unlimited Company is the sole shareholder of Scott Limited. As such, it may be deemed to beneficially own the Ordinary Shares that Scott Limited owns.
  
  2 Percentage ownership is based on an aggregate number of 95,162,657 Ordinary Shares outstanding as of August 27, 2025 as reported in the Issuer's Form 424B filing filed with the Securities and Exchange Commission on September 4, 2025.
- Scott Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 7,299,375; shared voting power 0; sole dispositive power 7,299,375; shared dispositive power 0; aggregate amount beneficially owned 7,299,375 (7.67% of the class)
  Comment: 1 Percentage ownership is based on an aggregate number of 95,162,657 Ordinary Shares outstanding as of August 27, 2025 as reported in the Issuer's Form 424B filing filed with the Securities and Exchange Commission on September 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: Dole plc
Address of issuer's principal executive offices: 29 North Anne Street, Dublin 7, Ireland (L2), D07 PH36
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment") amends and supplements the Schedule 13D initially filed by Balkan Investment Unlimited Company ("Balkan") on August 9, 2021 (the "Initial 13D"). Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Initial 13D. Except as set forth below, all items of the Initial 13D remain unchanged.

This Amendment is being filed to (i) reflect internal intra-corporate group purchases and sales of the Ordinary Shares of the Issuer held by Balkan and certain of its subsidiaries, and (ii) add Scott Limited, a wholly-owned subsidiary of Balkan, ("Scott") as a Reporting Person.

On December 18, 2025, Balkan and certain of its subsidiaries implemented a series of internal intra-corporate group sales and purchases of the Ordinary Shares of the Issuer. Following such sales and purchases, Scott holds 7,299,375 Ordinary Shares of the Issuer, such shares having previously been held by Scott, Balkan or their subsidiaries.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Initial 13D. All disclosure in respect of items contained in the Initial 13D where no new information is provided for such item in this Amendment is incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Balkan Investment Unlimited Company and Scott Limited (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: Balkan is a private unlimited company incorporated in Ireland under registration number 75332 and its principal place of business is 29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland. Scott is a private limited company incorporated in the Isle of Man under registration number 041510C and its principal place of business is 29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland.
Present principal occupation or employment:
Balkan's principal business is an investment company. Scott's principal business is an investment company.

The officers and directors of the Reporting Persons are as follows:

Directors / Officers Business Address Citizenship Occupation

Mary McCann - director of Balkan 29 North Anne Street, Irish Director
Dublin 7, Dublin, D07
PH36, Ireland

Carl McCann - director of Balkan 29 North Anne Street, Irish Director and Scott Dublin 7, Dublin, D07
PH36, Ireland

Catherine Ghose - director of Balkan 29 North Anne Street, Irish Chartered and Scott Dublin 7, Dublin, D07 Accountant
PH36, Ireland

David McCann - director of Balkan and 29 North Anne Street, Irish Director
Scott and company secretary of Scott Dublin 7, Dublin, D07
PH36, Ireland

Seamus Taaffe - director of Balkan 29 North Anne Street, Irish Director and Scott Dublin 7, Dublin, D07
PH36, Ireland

Arevalo Limited - company secretary 29 North Anne Street, Irish Company of Balkan Dublin 7, Dublin, D07 Secretary
PH36, Ireland service
provider
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On December 18, 2025, (i) Armateur Limited, Jawley Limited, Arnsberg Investment ULC, Chekgate Limited, Firstmore Limited and Staincross Limited (collectively, the "Subsidiaries") entered into an intra-corporate group share purchase agreement with Balkan pursuant to which each Subsidiary sold to Balkan its beneficial interest in an aggregate of 4,755,505 Ordinary Shares in consideration for the grant of an intercompany loan, and (ii) Balkan entered into a separate intra-corporate group share purchase agreement with Scott, Balkan's indirectly wholly-owned subsidiary, pursuant to which Balkan sold to Scott the legal and beneficial interest in 2,231,370 Ordinary Shares and the beneficial interest in 4,755,505 Ordinary Shares, in consideration for the issuance of loan note securities to Balkan.

The transactions described in Item 3 were undertaken to streamline intra-corporate group holdings of the Issuer's Ordinary Shares and to centralize legal ownership at Scott. The transactions were internal sales and purchases among affiliates of the Reporting Persons, and did not involve any open market purchases or sales.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 3 of this Amendment is incorporated by reference herein.

All of the Ordinary Shares reported herein were acquired for investment purposes. Carl McCann, a director of the Reporting Persons, is also a director of the Issuer.

Each Reporting Person intends to review its investment in any Ordinary Shares acquired on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate. Each Reporting Person may in the future acquire additional Ordinary Shares or dispose of Ordinary Shares or other securities of the Issuer in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Ordinary Shares or other securities of the Issuer beneficially owned by it in one or more transactions. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects; (iii) other investment and business opportunities available to each Reporting Person; (iv) general market and economic conditions; (v) tax considerations; and (vi) such other factors as each Reporting Person may consider relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) of the Initial 13D is hereby amended and restated as follows:

As of the date hereof, Scott beneficially owns an aggregate of 7,299,375 Ordinary Shares, representing 7.67% of the outstanding Ordinary Shares based on 95,162,657 Ordinary Shares outstanding as of August 27, 2025 as reported in the Issuer's Form 424B filing filed with the Securities and Exchange Commission on September 4, 2025. Balkan is the sole shareholder of Scott Limited. As such, it may be deemed to beneficially own the Ordinary Shares that Scott Limited owns.

Each Reporting Person understands that the directors of the Reporting Persons hold Ordinary Shares in the Issuer as follows: Carl McCann holds 769,931 Ordinary Shares, David McCann holds 234,296 Ordinary Shares, Mary McCann holds 142 Ordinary Shares, Catherine Ghose holds 27,903 Ordinary Shares and Seamus Taaffe holds 16,284 Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows (7) through (11) of the cover page of this Amendment, with respect to each Reporting Person, are incorporated herein by reference.
Transactions in the class effected during the past sixty days: See Item 3 of this Amendment for a description of transactions in the past 60 days which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 3 of this Amendment is incorporated by reference herein. On December 23, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1: Joint Filing Agreement, dated December 23, 2025, between Balkan Investment Unlimited Company and Scott Limited.

## Signatures
- Balkan Investment Unlimited Company: /s/ Catherine Ghose, Catherine Ghose/Director (01/12/2026)
- Scott Limited: /s/ Catherine Ghose, Catherine Ghose/Director (01/12/2026)